COLUMBIA SQUARE 555 THIRTEENTH STREET, N.W. WASHINGTON, DC 20004-1109 TEL (202) 637-5600 FAX (202) 637-5910 WWW.HHLAW.COM

December 9, 2005

BY EDGAR AND HAND DELIVERY

Ms. Karen J. Garnett

Mr. Geoffrey M. Ossias

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Republic Property Trust
Amendment No. 3 to Registration Statement on Form S-11
File No. 333-128554

Dear Ms. Garnett and Mr. Ossias:

On behalf of Republic Property Trust, in connection with the proposed public offering of Republic Property Trust’s common shares, we have electronically transmitted under separate cover, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission, Amendment No. 3 to the Registration Statement on Form S-11 (File No. 333-128554), including exhibits, for filing under the Securities Act of 1933, as amended, which has been marked to show changes from Republic Property Trust’s Amendment No. 2 to the Registration Statement, filed on November 29, 2005.

The changes reflected in Amendment No. 3 to the Registration Statement include those made in response to the comments of the Staff of the Securities and Exchange Commission set forth in the Staff’s comment letter dated December 6, 2005 (the “December 6th Letter”), as well as other revisions and updates.

Set forth below are Republic Property Trust’s responses to the comments raised in the December 6th Letter.  For your convenience, we have provided each of your numbered comments followed by Republic Property Trust’s responses.  In addition, we have sent to you paper copies of this letter and copies of Amendment No. 3 to the Registration Statement (including exhibits thereto).  Unless otherwise noted, references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 3 to the Registration Statement.  Page references generally are not provided when the changes appear throughout the prospectus.  References throughout this letter to “we,” “us” and “our” are to Republic Property Trust and its consolidated subsidiaries, including Republic Property Limited Partnership (the “Operating Partnership”).

Form S-11

General

1.                                      We note that one of your underwriters has “agreed” to sell shares to your chairman, Richard Kramer. Please tell us how this sale complies with the requirements of Section 5 of the Securities Act. Also, please provide us with copies of all relevant documentation of offer and acceptance. Finally, please revise references in your prospectus to Mr. Kramer’s stake in the company to reflect this sale.

At the request of Richard Kramer, our Chairman of the Board, and at our direction, Bear, Stearns & Co. Inc., one of the underwriters in our initial public offering, has agreed to reserve for sale $5.0 million of our common shares of beneficial interest.  The common shares will be reserved for sale to two trusts for which Mr. Kramer is a beneficiary and acts as trustee.  Each trust has a pre-existing brokerage account with Bear, Stearns & Co. Inc.  Accordingly, no new documentation will be entered into between Mr. Kramer or the trusts and Bear, Stearns & Co. Inc.  The underwriting agreement for the initial public offering will provide for the reservation of shares.  No purchase agreement or other binding commitment to purchase the reserved shares has been or will be entered into prior to the effectiveness of the Registration Statement.  We have revised the language on the front cover of the prospectus and in the Underwriting section to clarify that the shares have been reserved for sale to affiliates of Mr. Kramer.  In addition, we respectfully confirm that the purchase by Mr. Kramer’s affiliates in the offering is already included throughout the Prospectus.  For example, we direct the Staff’s attention to the Principal Shareholders section on pages 145-146 of our previous filing which includes (and separately details) the purchase of Mr. Kramer’s affiliates in the offering.

Risk Factors, page 23

Risks related to our business and properties, page 23

If we lose our right to provide fee-based development services…, page 26

2.                                      If true, please disclose that your payment to Republic Property Corporation for the rights associated with this development contract is not contingent on the project moving forward. Also, please provide additional risk factor disclosure to address the fact that your payment to Republic Property Corporation for the right to manage Republic Square I and II is not contingent on the successful development and certification of those properties.

In response to the Staff’s comment, we have revised our risk factor disclosure on pages 26 and 34.

Risks related to our debt financing, page 30

3.                                      Please add a risk factor describing any restrictions that could result from your secured credit facility, explain how security will be chosen for each drawdown, and discuss the risk of default.

In response to the Staff’s comment, we have included additional risk factor disclosure on page 30.

Distribution Policy, page 48

4.                                      Reference is made to the third paragraph where you disclosed that 43% to 74% of your distributions will represent a return of capital. Provide your basis for including a range rather than a percentage based on the information included in your distribution table or revise accordingly.

In response to the Staff’s request, we have modified our disclosure on page 48 to provide the approximate percentage of our distributions that will represent a return on capital for our investors.

5.                                      We note that your expected distributions exceed cash available for distribution by approximately $7.6 million. Revise your distribution table to include the sources of cash used to fund the distribution shortfall such as excess offering proceeds or draws from your line of credit.

In response to the Staff’s request, we have revised the footnote disclosure on page 52.

6.                                      Please include footnote disclosure regarding the tax implications of a return of capital.

In response to the Staff’s request, we have revised the footnote disclosure on page 52.

Management’s Discussion and Analysis of Financial Condition. . ., page 59

Liquidity and Capital Resources, page 65

7.                                      Please expand your discussion to include the commitment and other fees associated with your revolving loan and potential refinancing.

We respectfully submit that disclosure concerning the commitment and other fees associated with our potential refinancing of the Presidents Park properties was included on page 66 of our previous filing.  In response to the Staff’s comment, we have included additional disclosure on page 66 which details the commitment and other fees payable by us in connection with our new credit facility.  This additional disclosure was also included on page 42 of our previous filing.

Certain Provisions of Outstanding Indebtedness, page 70

8.                                      Please revise your description of the debt on Pender Business Park to include the information contained in your response to prior comment 11, including the identity of the guarantor.

In response to the Staff’s comment, we have revised our disclosure on page 70.

Employment and Non-competition Agreements, page 118

9.                                      Please disclose the term of each agreement.

In response to the Staff’s comment, we respectfully note that the term of each of Messrs. Keller, Grigg, Siegel and Green’s employment agreement was detailed on pages 118-119 of our previous filing.  In addition, the term of each of Messrs. Kramer, Grigg, Siegel and Green’s and Republic Properties Corporation’s noncompetition agreement was detailed on pages 120-121 of our previous filing.

10.                               With respect to each agreement where you have agreed to cover certain kinds of taxes that may be associated with the benefits under them, please give investors an indication of how much you may be required to pay under these terms as of the most recent practicable date.

In response to the Staff’s request, we have revised our disclosure on pages 120-121.

Financial Statements

Unaudited Pro Forma Condensed Consolidated Balance Sheet

Adjustments to Pro Forma Condensed Consolidated Balance Sheet, page F-10

11.                               We note your disclosure in footnote 1(B) that, “...merger and the contributed interests were recorded based on the fair values of the assets and liabilities of the properties contributed.” Further, we note your disclosure in footnote (K) that the transactions were recorded based on the fair value of the common shares and OP units exchanged. Please clarify how you have determined the fair value to be assigned to the assets and liabilities acquired in the formation transactions under SFAS 141. Tell us what consideration you have given to expanding your disclosure to more thoroughly discuss the methodology used by the Company to determine the fair values of the assets and liabilities acquired.

Pursuant to our conversations with the Staff on December 8, 2005, we are preparing a supplemental response in connection with this comment and will file such response with the Commission as correspondence.

l2.                                  We have considered your response to our prior comments 21 and 22. Explain to us how you determined that would be appropriate to record the contribution of management and development contracts at historical costs basis rather than fair value. Explain why it is appropriate to treat this portion of the formation transactions differently and provide your basis in GAAP for your treatment.

Pursuant to our conversations with the Staff on December 8, 2005, we are preparing a supplemental response in connection with this comment and will file such response with the Commission as correspondence.

13.                               Please file as an exhibit to your registration statement – and discuss in the body of your prospectus – the letter agreement between you and Messrs. Kramer and Grigg regarding the options to purchase the Portals IV and V properties. We note that you discussed this letter agreement in the information statement delivered to your limited partners.

In response to the Staff’s request, we respectfully confirm that upon further consideration of the parties, a letter agreement among Messrs. Kramer and Grigg and us regarding the options to purchase The Portals IV and V properties was not executed.

14.                               Please file as exhibit to your registration statement the attachments and letter agreement referred to in the refinancing commitment letter, contained in Exhibit 10.33. It appears that these documents contain terms material to the transaction.

In response to the Staff’s request, we have filed all of the attachments, consisting of Exhibit A, Schedule A and Schedule B, to the refinancing commitment letter contained in Exhibit 10.33. The letter agreement referred to in the commitment letter has not been filed because it does not contain terms material to the transaction.

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If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at 202-637-6554.

Very truly yours,

/s/ Stuart A. Barr, Esq.

Stuart A. Barr, Esq.

cc:	Mark R. Keller
J. Warren Gorrell, Jr., Esq.